

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 6, 2016

<u>Via E-mail</u>
Stuart McDonald
Chief Financial Officer
Taseko Mines Limited
15th Floor – 1040 West Georgia Street
Vancouver, British Columbia
Canada V6E4H1

  Re: Taseko Mines Limited
    Form 40-F for Fiscal Year Ended December 31, 2015
    Filed March 30, 2016
    File No. 001-31965

Dear Mr. McDonald:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Rufus Decker

        Rufus Decker
        Accounting Branch Chief
        Office of Beverages, Apparel and
        Mining